 Exhibit 99.11

IFRS INR Earnings Release

Independent Auditors’ Report

To the Board of Directors of Infosys Limited

We have audited the accompanying consolidated financial statements of Infosys Limited (“the Company”) and subsidiaries, which comprise the consolidated balance sheet as at December 31, 2014, the consolidated statement of comprehensive income for the three months and nine months then ended, consolidated statements of changes in equity and cash flows for the nine months then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation of these consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance and consolidated cash flows of the Company in accordance with the International Financial Reporting Standards as issued by International Accounting Standards Board (“IFRS”). This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the consolidated financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with the Standards on Auditing issued by the Institute of Chartered Accountants of India. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and presentation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of the accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with IFRS:

(a)	in the case of the consolidated balance sheet, of the consolidated financial position of the Company as at December 31, 2014;
(b)	in the case of the consolidated statement of comprehensive income, of the consolidated financial performance for the three months and nine months ended on that date;
(c)	in the case of the consolidated statement of changes in equity, of the consolidated changes in equity for the nine months ended on that date; and
(d)	in the case of the consolidated statement of cash flows, of the consolidated cash flows for the nine months ended on that date.

for B S R & Co. LLP

Chartered Accountants

Firm’s Registration Number: 101248W/W-100022

Akhil Bansal

Partner

Membership Number: 090906

Bangalore

January 9, 2015

Infosys Limited and subsidiaries

(In crore except share data)

Consolidated Balance Sheets as of	Note	December 31, 2014	March 31, 2014
ASSETS
Current assets
Cash and cash equivalents	2.1	32,023	25,950
Available-for-sale financial assets	2.2	1,509	2,197
Investment in certificates of deposit		–	859
Trade receivables		9,061	8,351
Unbilled revenue		2,929	2,811
Prepayments and other current assets	2.4	2,761	2,636
Derivative financial instruments	2.7	29	215
Total current assets		48,312	43,019
Non-current assets
Property, plant and equipment	2.5	8,732	7,887
Goodwill	2.6	2,078	2,157
Intangible assets	2.6	282	342
Available-for-sale financial assets	2.2	1,350	1,252
Deferred income tax assets	2.16	626	656
Income tax assets	2.16	1,597	1,522
Other non-current assets	2.4	242	220
Total non-current assets		14,907	14,036
Total assets		63,219	57,055
LIABILITIES AND EQUITY
Current liabilities
Trade payables		175	173
Derivative financial instruments	2.7	31	–
Current income tax liabilities	2.16	2,654	2,187
Client deposits		22	40
Unearned revenue		876	660
Employee benefit obligations		1,043	954
Provisions	2.8	450	379
Other current liabilities	2.9	6,064	4,745
Total current liabilities		11,315	9,138
Non-current liabilities
Deferred income tax liabilities	2.16	54	64
Other non-current liabilities	2.9	62	323
Total liabilities		11,431	9,525
Equity
Share capital- 5 par value 120,00,00,000 (60,00,00,000) equity shares authorized, issued and outstanding 114,28,05,132 (57,14,02,566) net of 56,67,200 (28,33,600) treasury shares as of December 31, 2014 (March 31, 2014) respectively		572	286
Share premium		2,805	3,090
Retained earnings		47,881	43,584
Other components of equity		530	570
Total equity attributable to equity holders of the Company		51,788	47,530
Non-controlling interests		–	–
Total equity		51,788	47,530
Total liabilities and equity		63,219	57,055

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP Chartered Accountants Firm’s Registration No : 101248W/W-100022	for Infosys Limited

Akhil Bansal Partner Membership No. 090906	K.V. Kamath Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	R.Seshasayee Director
Bangalore January 9, 2015	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk & Compliance Officer and Company Secretary

Infosys Limited and subsidiaries

(In crore except share and per equity share data)

Consolidated Statements of Comprehensive Income	Note	Three months ended December 31,		Nine months ended December 31,
		2014	2013	2014	2013
Revenues		13,796	13,026	39,908	37,258
Cost of sales	2.10	8,462	8,321	24,709	24,024
Gross profit		5,334	4,705	15,199	13,234
Operating expenses:
Selling and marketing expenses	2.10	770	644	2,205	1,985
Administrative expenses	2.10	875	802	2,611	2,489
Total operating expenses		1,645	1,446	4,816	4,474
Operating profit		3,689	3,259	10,383	8,760
Other income, net	2.13	840	731	2,546	1,818
Profit before income taxes		4,529	3,990	12,929	10,578
Income tax expense	2.16	1,279	1,115	3,697	2,922
Net profit		3,250	2,875	9,232	7,656
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of the net defined benefit liability/(asset)	2.11	(12)	23	(35)	61
		(12)	23	(35)	61
Items that may be reclassified subsequently to profit or loss
Fair value changes on available-for-sale financial asset	2.2 & 2.16	56	(56)	101	(77)
Exchange differences on translation of foreign operations		(30)	(11)	(106)	384
		26	(67)	(5)	307
Total other comprehensive income, net of tax		14	(44)	(40)	368
Total comprehensive income		3,264	2,831	9,192	8,024
Profit attributable to:
Owners of the company		3,250	2,875	9,232	7,656
Non-controlling interests		–	–	–	–
		3,250	2,875	9,232	7,656
Total comprehensive income attributable to:
Owners of the company		3,264	2,831	9,192	8,024
Non-controlling interests		–	–	–	–
		3,264	2,831	9,192	8,024
Earnings per equity share
Basic ()		28.44	25.16	80.79	66.99
Diluted ()		28.44	25.16	80.79	66.99
Weighted average equity shares used in computing earnings per equity share	2.17
Basic		114,28,05,132	114,28,05,132	114,28,05,132	114,28,05,132
Diluted		114,28,27,396	114,28,05,132	114,28,15,423	114,28,05,132

The accompanying notes form an integral part of the consolidated interim financial statements

As per our report of even date attached

for B S R & Co. LLP Chartered Accountants Firm’s Registration No : 101248W/W-100022	for Infosys Limited

Akhil Bansal Partner Membership No. 090906	K.V. Kamath Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	R.Seshasayee Director
Bangalore January 9, 2015	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk & Compliance Officer and Company Secretary

Infosys Limited and subsidiaries

Consolidated Statements of Changes in Equity

(In crore except share data)

	Shares(*)	Share capital	Share premium	Retained earnings	Other components of equity	Total equity attributable to equity holders of the Company
Balance as of April 1, 2013	57,14,02,566	286	3,090	36,114	307	39,797
Changes in equity for the nine months ended December 31, 2013
Remeasurement of the net defined benefit liability/(asset), net of tax effect ( refer note 2.11 and 2.16)	–	–	–	–	61	61
Change in accounting policy -Adoption of Revised IAS 19 (refer note 2.11)	–	–	–	(35)	50	15
Dividends (including corporate dividend tax)	–	–	–	(3,143)	–	(3,143)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2 and 2.16)	–	–	–	–	(77)	(77)
Net profit	–	–	–	7,656	–	7,656
Exchange differences on translation of foreign operations	–	–	–	–	384	384
Balance as of December 31, 2013	57,14,02,566	286	3,090	40,592	725	44,693
Balance as of April 1, 2014	57,14,02,566	286	3,090	43,584	570	47,530
Changes in equity for the nine months ended December 31, 2014
Increase in share capital on account of bonus issue# (refer to note 2.12)	57,14,02,566	286	–	–	–	286
Amounts utilised for bonus issue (refer note 2.12)#	–	–	(286)	–	–	(286)
Shares issued on exercise of employee stock options	–	–	1	–	–	1
Remeasurement of the net defined benefit liability/(asset), net of tax effect (refer note 2.11 and 2.16)	–	–	–	–	(35)	(35)
Dividends (including corporate dividend tax)	–	–	–	(4,935)	–	(4,935)
Fair value changes on available-for-sale financial assets, net of tax effect (refer note 2.2 and 2.16)	–	–	–	–	101	101
Net profit	–	–	–	9,232	–	9,232
Exchange differences on translation of foreign operations	–	–	–	–	(106)	(106)
Balance as of December 31, 2014	114,28,05,132	572	2,805	47,881	530	51,788

#	net of treasury shares
*	excludes treasury shares of 5,667,200 as of December 31, 2014 and 2,833,600 each as of April 1, 2014, December 31, 2013 and April 1, 2013, held by consolidated trust

The accompanying notes form an integral part of the consolidated interim financial statements.

As per our report of even date attached

for B S R & Co. LLP Chartered Accountants Firm’s Registration No : 101248W/W-100022	for Infosys Limited

Akhil Bansal Partner Membership No. 090906	K.V. Kamath Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	R.Seshasayee Director
Bangalore January 9, 2015	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk & Compliance Officer and Company Secretary

Infosys Limited and subsidiaries

(In crore)

Consolidated Statements of Cash Flows	Note	Nine months ended December 31,
		2014	2013
Operating activities:
Net profit		9,232	7,656
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.5 and 2.6	786	1,013
Income tax expense	2.16	3,697	2,922
Income on available-for-sale financial assets and certificates of deposits		(241)	(190)
Effect of exchange rate changes on assets and liabilities		48	66
Deferred purchase price		179	134
Provision for doubtful account receivables		127	91
Other non-cash item		58	3
Changes in working capital
Trade receivables		(837)	(1,951)
Prepayments and other assets		(2)	(58)
Unbilled revenue		(118)	(181)
Trade payables		20	54
Client deposits		(18)	10
Unearned revenue		216	53
Other liabilities and provisions		1,000	1,793
Cash generated from operations		14,147	11,415
Income taxes paid	2.16	(3,305)	(2,875)
Net cash provided by operating activities		10,842	8,540
Investing activities:
Expenditure on property, plant and equipment net of sale proceeds, including changes in retention money and capital creditors	2.5 and 2.9	(1,592)	(1,953)
Loans to employees		3	(4)
Deposits placed with corporation		(9)	(159)
Income on available-for-sale financial assets and certificates of deposit		284	167
Investment in quoted debt securities	2.2	(1)	(939)
Investment in certificates of deposit		–	(1,097)
Redemption of certificates of deposit		830	450
Investment in liquid mutual fund units		(16,791)	(16,885)
Redemption of liquid mutual fund units		17,489	16,074
Investment in fixed maturity plan securities		(30)	(30)
Redemption of fixed maturity plan securities		30	–
Net cash used in investing activities		213	(4,376)
Financing activities:
Payment of dividends (including corporate dividend tax)		(4,935)	(3,143)
Net cash used in financing activities		(4,935)	(3,143)
Effect of exchange rate changes on cash and cash equivalents		(47)	94
Net increase/(decrease) in cash and cash equivalents		6,120	1,021
Cash and cash equivalents at the beginning	2.1	25,950	21,832
Cash and cash equivalents at the end	2.1	32,023	22,947
Supplementary information:
Restricted cash balance	2.1	361	319

The accompanying notes form an integral part of the consolidated interim financial statements.

As per our report of even date attached

for B S R & Co. LLP Chartered Accountants Firm’s Registration No : 101248W/W-100022	for Infosys Limited

Akhil Bansal Partner Membership No. 090906	K.V. Kamath Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	R.Seshasayee Director
Bangalore January 9, 2015	Rajiv Bansal Chief Financial Officer	Parvatheesam K Chief Risk & Compliance Officer and Company Secretary

Notes to the Consolidated Interim Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys Limited (Infosys or the company) along with its controlled trusts, Infosys Limited Employees‘ Welfare Trust and Infosys Science Foundation, majority owned and controlled subsidiary, Infosys BPO Limited and its wholly owned and controlled subsidiaries (Infosys BPO), and its wholly owned and controlled subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (China) Co. Limited (Infosys China), Infosys Technologies S. DE R.L. de C.V. (Infosys Mexico), Infosys Technologies (Sweden) AB (Infosys Sweden), Infosys Tecnologia do Brasil Ltda (Infosys Brasil), Infosys Public Services, Inc., (Infosys Public Services), Infosys Americas Inc., (Infosys Americas), Edgeverve Systems Limited (Edgeverve), Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai) and Lodestone Holding AG and its controlled subsidiaries (Infosys Lodestone) is a leading global services company. The Infosys group of companies (the Group) provides business consulting, technology, engineering and outsourcing services. In addition, the Group offers software products and platforms.

The company is a public limited company incorporated and domiciled in India and has its registered office at Bangalore, Karnataka, India. The company has its primary listings on the Bombay Stock Exchange and National Stock Exchange in India. The company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), NYSE Euronext London and NYSE Euronext Paris.

The Group’s consolidated interim financial statements are authorized for issue by the company’s Board of Directors on January 9, 2015.

1.2 Basis of preparation of financial statements

These consolidated interim financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), under the historical cost convention on the accrual basis except for certain financial instruments and prepaid gratuity benefits which have been measured at fair values. Accounting policies have been applied consistently to all periods presented in these consolidated interim financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to Note 2.16.

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

1.6 Revenue recognition

The company derives revenues primarily from software related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Maintenance revenue is recognised ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognised ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. (Refer note 2.5)

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control by formation of a new company is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Goodwill

Goodwill represents the cost of business acquisition in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the cost of business acquisition, a gain is recognized immediately in net profit in the statement of comprehensive income. Goodwill is measured at cost less accumulated impairment losses.

1.10 Intangible assets

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use. Research and development costs and software development costs incurred under contractual arrangements with customers are accounted as cost of sales.

1.11 Financial instruments

Financial instruments of the Group are classified in the following categories: non-derivative financial instruments comprising of loans and receivables, available-for-sale financial assets and trade and other payables; derivative financial instruments under the category of financial assets or financial liabilities at fair value through profit or loss; share capital and treasury shares. The classification of financial instruments depends on the purpose for which those were acquired. Management determines the classification of its financial instruments at initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

a. Non-derivative financial instruments

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those maturing later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are measured initially at fair value plus transaction costs and subsequently carried at amortized cost using the effective interest method, less any impairment loss or provisions for doubtful accounts. Loans and receivables are represented by trade receivables, net of allowances for impairment, unbilled revenue, cash and cash equivalents, prepayments, certificates of deposit, and other assets. Cash and cash equivalents comprise cash and bank deposits and deposits with corporations. The company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents. Certificates of deposit is a negotiable money market instrument for funds deposited at a bank or other eligible financial institution for a specified time period. For these financial instruments, the carrying amounts approximate fair value due to the short maturity of these instruments. Loans and receivables are reclassified to available-for-sale financial assets when the financial asset becomes quoted in an active market.

(ii) Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or are not classified in any of the other categories. Available-for-sale financial assets are recognized initially at fair value plus transactions costs. Subsequent to initial recognition these are measured at fair value and changes therein, other than impairment losses and foreign exchange gains and losses on available-for-sale monetary items are recognized directly in other comprehensive income. When an investment is derecognized, the cumulative gain or loss in other comprehensive income is transferred to net profit in the statement of comprehensive income. These are presented as current assets unless management intends to dispose off the assets after 12 months from the balance sheet date.

(iii) Trade and other payables

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

Financial assets or financial liabilities, at fair value through profit or loss.

This category has two sub-categories wherein, financial assets or financial liabilities are held for trading or are designated as such upon initial recognition. A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the short term. Derivatives are categorized as held for trading unless they are designated as hedges.

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. Although the group believes that these financial instruments constitute hedges from an economic perspective, they do not qualify for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per IAS 39, is categorized as a financial asset, at fair value through profit or loss.

Derivatives are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

c. Share capital and treasury shares

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.12 Impairment

a. Financial assets

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is considered impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset. Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

(i) Loans and receivables

Impairment loss in respect of loans and receivables measured at amortized cost are calculated as the difference between their carrying amount, and the present value of the estimated future cash flows discounted at the original effective interest rate. Such impairment loss is recognized in net profit in the statement of comprehensive income.

(ii) Available-for-sale financial assets

Significant or prolonged decline in the fair value of the security below its cost and the disappearance of an active trading market for the security are objective evidence that the security is impaired. An impairment loss in respect of an available-for-sale financial asset is calculated by reference to its fair value and is recognized in net profit in the statement of comprehensive income. The cumulative loss that was recognized in other comprehensive income is transferred to net profit in the statement of comprehensive income upon impairment.

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset.

c. Reversal of impairment loss

An impairment loss for financial assets is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. An impairment loss in respect of goodwill is not reversed. In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset other than goodwill and available- for-sale financial assets that are equity securities is recognized in net profit in the statement of comprehensive income. For available-for-sale financial assets that are equity securities, the reversal is recognized in other comprehensive income.

1.13 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate fair value due to the short maturity of those instruments. The fair value of securities, which do not have an active market and where it is not practicable to determine the fair values with sufficient reliability, are carried at cost less impairment.

1.14 Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The group provides its clients with a fixed-period post sales support for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

1.15 Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPO and Edgeverve is the Indian rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai, Infosys Lodestone and Infosys Americas are the respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the balance sheet date. The gains or losses resulting from such translations are included in net profit in the statement of comprehensive income. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the functional currency of the company is performed for assets and liabilities using the exchange rate in effect at the balance sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the balance sheet date.

1.16 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.17 Income taxes

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. The group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to share premium.

1.18 Employee benefits

1.18.1 Gratuity

Infosys provides for gratuity, a defined benefit retirement plan (the Gratuity Plan) covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and Edgeverve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and Edgeverve Systems Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The group has adopted Revised IAS 19 effective April 1, 2013. Pursuant to this adoption, the Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. The amended standard requires immediate recognition of the gains and losses through re-measurements of the net defined benefit liability/ (asset) through other comprehensive income. Further it also requires the interest expense (income) on plan assets to be considered in the Profit and Loss to be restricted to the discount rate based on the Government securities yield. The actual return of the portfolio, in excess of such yields is recognised through the other comprehensive income. The Revised IAS 19 also requires effect of any plan amendments to be recognised immediately through the net profits, in the statement of comprehensive income.

Previously, the actuarial gains and losses were charged or credited to net profit in the statement of comprehensive income in the period in which they arose and the expected return on plan assets computed based on market expectations were considered as part of the net gratuity cost.

The adoption of Revised IAS 19 Employee Benefits did not have a material impact on the consolidated financial statements.

1.18.2 Superannuation

Certain employees of Infosys are also participants in a defined contribution plan. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO are also eligible for superannuation benefit. Infosys BPO has no further obligations to the superannuation plan beyond its monthly contribution which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India. Certain employees of Edgeverve are also participants in the Edgeverve Systems Limited Employees Superannuation Fund Trust ('the Plan') which is a defined contribution plan. The Company has no obligations to the Plan beyond its monthly contributions.

1.18.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a part of the contributions to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The company has no further obligation to the plan beyond its monthly contributions.

In respect of Edgeverve Systems Limited, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the Company make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a Government administered provident fund. The Company has no further obligations under the provident fund plan beyond its monthly contributions.

1.18.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.19 Share-based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using a fair-value measurement method in accordance with IFRS 2, Share-Based Payment. Under the fair value method, the estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to securities premium.

1.20 Dividends

Final dividends on shares are recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the company's Board of Directors.

1.21 Operating profit

Operating profit for the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

1.22 Other income

Other income is comprised primarily of interest income, dividend income and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

1.23 Leases

Leases under which the group assumes substantially all the risks and rewards of ownership are classified as finance leases. When acquired, such assets are capitalized at fair value or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in net profit in the statement of comprehensive income over the lease term.

1.24 Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in net profit in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

1.25 Recent accounting pronouncements

1.25.1 Standards issued but not yet effective

IFRS 9 Financial Instruments: In November 2009, the International Accounting Standards Board issued IFRS 9, Financial Instruments: Recognition and Measurement, to reduce the complexity of the current rules on financial instruments as mandated in IAS 39. IFRS 9 has fewer classification and measurement categories as compared to IAS 39 and has eliminated the categories of held to maturity, available for sale and loans and receivables. Further it eliminates the rule-based requirement of segregating embedded derivatives and tainting rules pertaining to held to maturity investments. For an investment in an equity instrument which is not held for trading, IFRS 9 permits an irrevocable election, on initial recognition, on an individual share-by-share basis, to present all fair value changes from the investment in other comprehensive income. No amount recognized in other comprehensive income would ever be reclassified to profit or loss. IFRS 9, was further amended in October 2010, and such amendment introduced requirements on accounting for financial liabilities. This amendment addresses the issue of volatility in the profit or loss due to changes in the fair value of an entity’s own debt. It requires the entity, which chooses to measure a liability at fair value, to present the portion of the fair value change attributable to the entity’s own credit risk in the other comprehensive income. The effective date for adoption of IFRS 9 is annual periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the requirements of IFRS 9, and has not yet determined the impact on the condensed consolidated interim financial statements.

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognise revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The standard permits the use of either the retrospective or cumulative effect transition method. The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2017, though early adoption is permitted. The group has not yet selected a transition method and has not yet evaluated the impact of IFRS 15 on the consolidated financial statements.

2. Notes to the consolidated interim financial statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Cash and bank deposits	27,918	22,342
Deposits with corporations	4,105	3,608
	32,023	25,950

Cash and cash equivalents as of December 31, 2014 and March 31, 2014 include restricted cash and bank balances of 361 crore and 318 crore, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the Company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and corporations comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Current Accounts
ANZ Bank, Taiwan	4	1
Banamex Bank, Mexico	10	–
Bank of America, Mexico	28	4
Bank of America, USA	827	713
Bank of Baroda, Mauritius	1	–
Bank Zachodni WBK S.A, Poland	1	–
Barclays Bank, UK	13	112
Bonz Bank, Australia	–	2
BNP Paribas Bank, Norway	1	–
China Merchants Bank, China	6	2
China Merchants Bank, China (U.S Dollar Account)	–	2
Citibank EEFC, India (U.S. Dollar account)	5	–
Citibank N.A, China	62	51
Citibank N.A, Costa Rica	3	1
Citibank N.A., Czech Republic	6	1
Citibank N.A., Australia	19	78
Citibank N.A., Brazil	37	36
Citibank EEFC, Czech Republic (U.S. Dollar account)	–	1
Citibank N.A., Dubai	2	–
Citibank N.A., India	1	2
Citibank N.A., Japan	16	11
Citibank N.A., New Zealand	7	2
Citibank N.A., Singapore	2	4
Citibank N.A., South Africa	2	4
Citibank N.A., Thailand	1	1
Citibank N.A., USA	1	–
Commerzbank, Germany	51	7
Crédit Industriel et Commercial Bank, France	4	5
Deutsche Bank, India	7	8
Deutsche Bank, Philippines	2	6
Deutsche Bank, Philippines (U.S. Dollar account)	8	29
Deutsche Bank, Poland	9	1
Deutsche Bank-EEFC (Australian Dollar account)	25	8
Deutsche Bank-EEFC (Euro account)	5	8
Deutsche Bank-EEFC (Swiss Franc account)	–	1
Deutsche Bank-EEFC (U.S. Dollar account)	19	64
Deutsche Bank-EEFC (United Kingdom Pound Sterling account)	10	11
Deutsche Bank, Belgium	3	12
Deutsche Bank, Czech Republic	5	2
Deutsche Bank, Czech Republic (Euro account)	13	8
Deutsche Bank, Czech Republic (U.S. Dollar account)	11	14
Deutsche Bank, France	15	5
Deutsche Bank, Germany	37	33
Deutsche Bank, Netherlands	4	17
Deutsche Bank, Russia	–	2
Deutsche Bank, Russia (U.S. Dollar account)	–	13
Deutsche Bank, Singapore	1	10
Deutsche Bank, Spain	–	3
Deutsche Bank, Switzerland	7	3
Deutsche Bank, Switzerland (U.S. Dollar Account)	–	2
Deutsche Bank, United Kingdom	62	74
HDFC Bank-Unpaid dividend account	1	1
HSBC Bank, Brazil	4	3
HSBC Bank, Hong Kong	42	–
ICICI Bank, India	44	36
ICICI Bank-EEFC (Euro account)	–	1
ICICI Bank-EEFC (U.S. Dollar account)	11	16
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	1	1
ICICI Bank-Unpaid dividend account	2	2
ING, Belgium	5	3
Nordbanken, Sweden	11	17
Punjab National Bank, India	1	4
Pudong Development Bank, China	1	–
Raiffeisen Bank, Romania	–	1
Raiffeisen Bank, Czech Republic	2	–
Royal Bank of Scotland, China	58	38
Royal Bank of Canada, Canada	39	22
Royal Bank of Scotland, China (U.S. Dollar account)	4	6
Shanghai Pudong Development Bank, China	–	1
Santander Bank, Argentina	1	1
State Bank of India, India	2	9
UBS AG (U.S. Dollar Account)	3	1
UBS AG, Switzerland	27	5
UBS AG, Switzerland (United Kingdom Pound Sterling account)	1	–
UBS AG, Switzerland (Euro Account)	5	1
Wells Fargo Bank N.A., USA	49	–
Westpac, Australia	4	5
	1,671	1,548
Deposit Accounts
Andhra Bank	924	753
Allahabad Bank	934	1,011
Axis Bank	1,110	1,080
Bank of Baroda	1,653	2,205
Bank of India	3,009	2,541
Canara Bank	2,331	2,353
Central Bank of India	1,580	1,555
Corporation Bank	1,830	1,134
Citibank, China	–	19
Deutsche Bank, Poland	156	125
HDFC Bank	2,077	–
ICICI Bank	3,288	2,999
IDBI Bank	1,472	1,713
ING Vysya Bank	100	200
Indusind Bank	75	25
Indian Overseas Bank	1,056	718
Jammu and Kashmir Bank	–	25
Kotak Mahindra Bank	55	25
National Australia Bank Limited, Australia	99	91
Oriental Bank of Commerce	1,580	91
Punjab National Bank	592	80
South Indian Bank	13	25
State Bank of India	56	58
Syndicate Bank	607	863
Union Bank of India	76	20
Vijaya Bank	1,042	855
Yes Bank	532	230
	26,247	20,794
Deposits with corporation
HDFC Limited	4,105	3,608
	4,105	3,608
Total	32,023	25,950

2.2 Available-for-sale financial assets

Investments in mutual fund units, quoted debt securities and unquoted equity securities are classified as available-for-sale financial assets.

Cost and fair value of the above investments are as follows:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Current
Mutual fund units:
Liquid mutual funds
Cost and fair value	1,355	2,051
Fixed maturity plan securities
Cost	143	143
Gross unrealised holding gains	11	3
Fair value	154	146
	1,509	2,197
Non-current
Quoted debt securities:
Cost	1,339	1,351
Gross unrealised holding gain/ (loss)	2	(106)
Fair value	1,341	1,245
Unquoted equity securities:
Cost	5	4
Gross unrealised holding gains	4	3
Fair value	9	7
	1,350	1,252
Total available-for-sale financial assets	2,859	3,449

Mutual fund units:

Liquid mutual funds

The fair value of liquid mutual funds as of December 31, 2014 and March 31, 2014 is 1,355 crore and 2,051 crore, respectively. The fair value is based on quoted price.

Fixed maturity plan securities:

The fair value as of December 31, 2014 and March 31, 2014 is 154 crore and 146 crore, respectively. The net unrealized gain of 2 crore, net of taxes 2 crore has been recognized in other comprehensive income for the three months ended December 31, 2014. The net unrealized gain of 4 crore, net of taxes 4 crore has been recognized in other comprehensive income for the nine months ended December 31, 2014. The net unrealized gain of less than 1 crore, net of taxes less than 1 crore has been recognized in other comprehensive income for the three months and nine months ended December 31, 2013, respectively. The fair value is based on quotes reflected in actual transactions in similar instruments. (Refer to note 2.16)

Quoted debt securities:

The fair value of quoted debt securities as of December 31, 2014 and March 31, 2014 is 1,341 crore and 1,245 crore, respectively. The net unrealized gain of 52 crore and 96 crore, net of taxes less than 1 crore and 12 crore, has been recognized in other comprehensive income for the three months and nine months ended December 31, 2014 respectively. The net unrealized loss of 57 crore and 78 crore, net of taxes of 6 crore and 10 crore has been recognized in other comprehensive income for the three months and nine months ended December 31, 2013, respectively. The fair value is based on the quoted prices. (Refer to note 2.16)

2.3 Business combinations

During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in Infosys McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of 173 crore and a contingent consideration of upto 93 crore. The fair value of contingent consideration and its undiscounted value on the date of acquisition was 40 crore and 67 crore, respectively.

The payment of contingent consideration was dependent upon the achievement of certain revenue targets and net margin targets by McCamish over a period of 4 years ending March 31, 2014. Further, contingent to McCamish signing any deal with total revenues of USD 100 million or more, the aforesaid period could be extended by 2 years.

The fair value of the contingent consideration was determined by discounting the estimated amount payable to the previous owners of McCamish on achievement of certain financial targets. The key inputs used for the determination of fair value of contingent consideration were the discount rate of 13.9% and the probabilities of achievement of the net margin and the revenue targets ranging from 50% to 100%.

During the year ended March 31, 2013, pursuant to McCamish entering into the asset purchase agreement with Seabury & Smith Inc., an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to contingent consideration was conducted. The assessment was based on the actual and projected revenues and net margins pertaining to McCamish post consummation of the asset purchase transaction. The fair value of the contingent consideration and its related undiscounted value was determined at 17 crore and 23 crore, respectively. The contingent consideration was estimated to be in the range between 23 crore and 33 crore.

During March 2014, an assessment of the probability of McCamish achieving the required revenue and net margin targets pertaining to the contingent consideration was conducted. The entire contingent consideration was reversed in the statement of comprehensive income as it was estimated that the liability is no longer required.

During the year ended March 31, 2013, McCamish entered into an asset purchase agreement with Seabury & Smith Inc., a company providing back office services to life insurers, to purchase its BPO division for a cash consideration of 5 crore and a deferred consideration of 5 crore. Consequent to the transaction, intangible assets on customer contracts and relationships of 5 crore, intangible software of 1 crore and goodwill of 4 crore has been recorded. The intangible customer contracts and relationships and software are amortized over a period of five years and four months, respectively, being management’s estimate of its useful life, based on the life over which economic benefits are expected to be realized. During the year ended March 31,2014, based on an assessment made by the management, deferred consideration of 5 crore has been reversed in the statement of comprehensive income, as the same is no longer payable.

On October 22, 2012, Infosys acquired 100% of the voting interests in Lodestone Holding AG, a global management consultancy firm headquartered in Zurich. The business acquisition was conducted by entering into a share purchase agreement for a cash consideration of 1,187 crore and an additional consideration of upto 608 crore, which the company refers to as deferred purchase price, estimated on the date of acquisition, payable to the selling shareholders of Lodestone Holding AG who are continuously employed or otherwise engaged by the Group during the three year period following the date of the acquisition.

This transaction is treated as post acquisition employee remuneration expense as per IFRS 3R. For the three months and nine months ended December 31, 2014 and December 31, 2013, a post-acquisition employee remuneration expense of 63 crore and 50 crore and 179 crore and 134 crore respectively, is recorded in cost of sales in the statement of comprehensive income. As of December 31, 2014 and March 31, 2014, the liability towards deferred purchase price amounted to 412 crore and 255 crore, respectively.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Current
Rental deposits	20	10
Security deposits	3	10
Loans and advances to employees	210	208
Prepaid expenses(1)	74	116
Interest accrued and not due	112	21
Withholding taxes(1)	1,316	1,052
Advance payments to vendors for supply of goods(1)	45	92
Deposit with corporations	972	979
Premiums held in trust(2)	2	135
Other assets	7	13
	2,761	2,636
Non-current
Loans and advances to employees	33	38
Deposit with corporation	59	43
Rental deposits	52	60
Security deposits	68	60
Prepaid expenses(1)	8	9
Prepaid gratuity and other benefits(1)	22	10
	242	220
	3,003	2,856
Financial assets in prepayments and other assets	1,538	1,577

(1)	Non financial assets
(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity

Withholding taxes primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverables. Security deposits relate principally to leased telephone lines and electricity supplies.

Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

2.5 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2014:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of October 1, 2014	1,528	5,331	1,859	2,905	1,069	33	1,643	14,368
Additions	22	225	123	268	43	4	–	685
Deletions	–	–	(3)	(15)	(7)	(2)	(98)	(125)
Translation difference	–	–	–	1	(1)	(1)	–	(1)
Gross carrying value as of December 31, 2014	1,550	5,556	1,979	3,159	1,104	34	1,545	14,927
Accumulated depreciation as of October 1, 2014	(15)	(1,884)	(1,172)	(2,117)	(764)	(18)	–	(5,970)
Depreciation	(1)	(48)	(64)	(101)	(32)	(1)	–	(247)
Accumulated depreciation on deletions	–	–	3	14	5	2	–	24
Translation difference	–	–	–	(1)	(1)	–	–	(2)
Accumulated depreciation as of December 31, 2014	(16)	(1,932)	(1,233)	(2,205)	(792)	(17)	–	(6,195)
Carrying value as of October 1, 2014	1,513	3,447	687	788	305	15	1,643	8,398
Carrying value as of December 31, 2014	1,534	3,624	746	954	312	17	1,545	8,732

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2013:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of October 1, 2013	947	4,380	1,354	2,236	909	33	2,017	11,876
Additions	194	265	179	207	68	3	–	916
Deletions	(1)	–	(2)	(11)	–	–	(153)	(167)
Translation difference	–	1	(1)	(3)	(3)	–	–	(6)
Gross carrying value as of December 31, 2013	1,140	4,646	1,530	2,429	974	36	1,864	12,619
Accumulated depreciation as of October 1, 2013	–	(1,639)	(943)	(1,622)	(646)	(16)	–	(4,866)
Depreciation	–	(76)	(51)	(182)	(32)	(1)	–	(342)
Accumulated depreciation on deletions	–	–	2	11	–	–	–	13
Translation difference	–	–	(1)	1	2	–	–	2
Accumulated depreciation as of December 31, 2013	–	(1,715)	(993)	(1,792)	(676)	(17)	–	(5,193)
Carrying value as of October 1, 2013	947	2,741	411	614	263	17	2,017	7,010
Carrying value as of December 31, 2013	1,140	2,931	537	637	298	19	1,864	7,426

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2014:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2014	1,140	5,026	1,702	2,659	1,017	36	1,832	13,412
Additions	410	530	290	543	107	5	85	1,970
Deletions	–	–	(14)	(46)	(19)	(5)	(372)	(456)
Translation difference	–	–	1	3	(1)	(2)	–	1
Gross carrying value as of December 31, 2014	1,550	5,556	1,979	3,159	1,104	34	1,545	14,927
Accumulated depreciation as of April 1, 2014	–	(1,794)	(1,048)	(1,965)	(700)	(18)	–	(5,525)
Depreciation	(16)	(138)	(197)	(271)	(108)	(4)	–	(734)
Accumulated depreciation on deletions	–	–	12	35	17	4	–	68
Translation difference	–	–	–	(4)	(1)	1	–	(4)
Accumulated depreciation as of December 31, 2014	(16)	(1,932)	(1,233)	(2,205)	(792)	(17)	–	(6,195)
Carrying value as of April 1, 2014	1,140	3,232	654	694	317	18	1,832	7,887
Carrying value as of December 31, 2014	1,534	3,624	746	954	312	17	1,545	8,732

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2013:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2013	850	4,199	1,254	1,887	800	26	1,660	10,676
Additions	291	446	271	529	148	9	357	2,051
Deletions	(1)	–	(3)	(20)	(1)	(3)	(153)	(181)
Translation difference	–	1	8	33	27	4	–	73
Gross carrying value as of December 31, 2013	1,140	4,646	1,530	2,429	974	36	1,864	12,619
Accumulated depreciation as of April 1, 2013	–	(1,497)	(835)	(1,304)	(558)	(14)	–	(4,208)
Depreciation	–	(218)	(155)	(485)	(98)	(3)	–	(959)
Accumulated depreciation on deletions	–	–	3	20	1	2	–	26
Translation difference	–	–	(6)	(23)	(21)	(2)	–	(52)
Accumulated depreciation as of December 31, 2013	–	(1,715)	(993)	(1,792)	(676)	(17)	–	(5,193)
Carrying value as of April 1, 2013	850	2,702	419	583	242	12	1,660	6,468
Carrying value as of December 31, 2013	1,140	2,931	537	637	298	19	1,864	7,426

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2014:

(In crore)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Capital work-in-progress	Total
Gross carrying value as of April 1, 2013	850	4,199	1,254	1,887	800	26	1,660	10,676
Additions	291	827	445	760	200	11	357	2,891
Deletions	(1)	–	(3)	(27)	(2)	(5)	(185)	(223)
Translation difference	–	–	6	39	19	4	–	68
Gross carrying value as of March 31, 2014	1,140	5,026	1,702	2,659	1,017	36	1,832	13,412
Accumulated depreciation as of April 1, 2013	–	(1,497)	(835)	(1,304)	(558)	(14)	–	(4,208)
Depreciation	–	(297)	(213)	(657)	(129)	(5)	–	(1,301)
Accumulated depreciation on deletions	–	–	3	27	2	3	–	35
Translation difference	–	–	(3)	(31)	(15)	(2)	–	(51)
Accumulated depreciation as of March 31, 2014	–	(1,794)	(1,048)	(1,965)	(700)	(18)	–	(5,525)
Carrying value as of April 1, 2013	850	2,702	419	583	242	12	1,660	6,468
Carrying value as of March 31, 2014	1,140	3,232	654	694	317	18	1,832	7,887

During the three months ended June 30, 2014, the management based on internal and external technical evaluation reassessed the remaining useful life of assets primarily consisting of buildings and computers with effect from April 1, 2014. Accordingly the useful lives of certain assets required a change from the previous estimates.

The existing and revised useful lives are as below:

Category of assets	Earlier useful life (Years)	Current useful life (Years)
Building	15	22-25
Plant and machinery	5	5
Computer equipment	2-5	3-5
Furniture and fixtures	5	5
Vehicles	5	5

Had the group continued with the previously assessed useful lives, charge for depreciation and cost of sales for the three months and nine months ended December 31, 2014 would have been higher by 101 crore and 356 crore, respectively on assets held at April 1, 2014. The revision of the useful lives will result in the following changes in the depreciation expense as compared to the original useful life of the assets.

(In crore)

Particulars	Fiscal 2015	Fiscal 2016	After Fiscal 2016
Increase /(decrease) in depreciation expense	(435)	(144)	579

The depreciation expense is included in cost of sales in the consolidated statement of comprehensive income.

Carrying value of land includes 613 crore and 359 crore as of December 31, 2014 and March 31, 2014, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land including agreements where the Company has an option to purchase or renew the properties on expiry of the lease period. The contractual commitments for capital expenditure were 1,518 crore and 1,363 crore, as of December 31, 2014 and March 31, 2014, respectively.

2.6 Goodwill and intangible assets

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Carrying value at the beginning	2,157	1,976
Translation differences	(79)	181
Carrying value at the end	2,078	2,157

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generate units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s.

Effective quarter ended March 31, 2014, the company reorganized its business to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.19). Accordingly the goodwill has been allocated to the new operating segments.

The following table presents the allocation of goodwill to operating segments:

(In crore)

Segment	As of
	December 31, 2014	March 31, 2014
Financial services	428	448
Insurance	306	302
Manufacturing	435	458
Energy, Communication and services	203	212
Resources & utilities	92	97
Retail, Consumer packaged goods and logistics	308	321
Life Sciences and Healthcare	125	130
Growth Markets	181	189
Total	2,078	2,157

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the groups of CGU’s which are represented by the Insurance segment.

The goodwill relating to Infosys Lodestone and Portland acquisitions has been allocated to the groups of CGU’s which are represented by the entity’s operating segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years, based on financial budgets approved by management and an average of the range of each assumption mentioned below. As of March 31, 2014, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %
Long term growth rate	8-10
Operating margins	17-20
Discount rate	13.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

Following are the changes in the carrying value of acquired intangible assets for the three months ended December 31, 2014:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of October 1, 2014	370	36	21	11	70	27	9	544
Additions	–	–	–	–	–	–	–	–
Deletions	–	(17)	–	–	–	–	–	(17)
Translation differences	(2)	–	–	–	2	–	–	–
Gross carrying value as of December 31, 2014	368	19	21	11	72	27	9	527
Accumulated amortization as of October 1, 2014	(144)	(28)	(21)	(11)	(4)	(26)	(9)	(243)
Amortization expense	(10)	(7)	–	–	–	(1)	–	(18)
Deletions	–	17	–	–	–	–	–	17
Translation differences	1	(1)	–	–	(1)	–	–	(1)
Accumulated amortization as of December 31, 2014	(153)	(19)	(21)	(11)	(5)	(27)	(9)	(245)
Carrying value as of October 1, 2014	226	8	–	–	66	1	–	301
Carrying value as of December 31, 2014	215	–	–	–	67	–	–	282

Following are the changes in the carrying value of acquired intangible assets for the three months ended December 31, 2013:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of October 1, 2013	391	36	21	11	72	29	9	569
Additions	–	–	–	–	–	–	–	–
Translation differences	(3)	(1)	–	–	–	–	–	(4)
Gross carrying value as of December 31, 2013	388	35	21	11	72	29	9	565
Accumulated amortization as of October 1, 2013	(106)	(25)	(15)	(11)	(3)	(13)	(5)	(178)
Amortization expense	(11)	(1)	(2)	–	(1)	(3)	(1)	(19)
Translation differences	1	1	–	–	1	(1)	–	2
Accumulated amortization as of December 31, 2013	(116)	(25)	(17)	(11)	(3)	(17)	(6)	(195)
Carrying value as of October 1, 2013	285	11	6	–	69	16	4	391
Carrying value as of December 31, 2013	272	10	4	–	69	12	3	370

Following are the changes in the carrying value of acquired intangible assets for the nine months ended December 31, 2014:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of April 1, 2014	381	35	21	11	68	28	9	553
Additions	–	–	–	–	–	–	–	–
Deletion	–	(17)	–	–	–	–	–	(17)
Translation differences	(13)	1	–	–	4	(1)	–	(9)
Gross carrying value as of December 31, 2014	368	19	21	11	72	27	9	527
Accumulated amortization as of April 1, 2014	(125)	(26)	(19)	(11)	(3)	(20)	(7)	(211)
Amortization expense	(30)	(9)	(2)	–	(1)	(8)	(2)	(52)
Deletion	–	17	–	–	–	–	–	17
Translation differences	2	(1)	–	–	(1)	1	–	1
Accumulated amortization as of December 31, 2014	(153)	(19)	(21)	(11)	(5)	(27)	(9)	(245)
Carrying value as of April 1, 2014	256	9	2	–	65	8	2	342
Carrying value as of December 31, 2014	215	–	–	–	67	–	–	282

Following are the changes in the carrying value of acquired intangible assets for the nine months ended December 31, 2013:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of April 1, 2013	341	32	21	11	61	24	9	499
Additions through business combinations (Refer note 2.3)	–	–	–	–	–	–	–	–
Additions	–	–	–	–	–	–	–	–
Translation differences	47	3	–	–	11	5	–	66
Gross carrying value as of December 31, 2013	388	35	21	11	72	29	9	565
Accumulated amortization as of April 1, 2013	(80)	(19)	(12)	(11)	(1)	(5)	(3)	(131)
Amortization expense	(32)	(3)	(5)	–	(1)	(10)	(3)	(54)
Translation differences	(4)	(3)	–	–	(1)	(2)	–	(10)
Accumulated amortization as of December 31, 2013	(116)	(25)	(17)	(11)	(3)	(17)	(6)	(195)
Carrying value as of April 1, 2013	261	13	9	–	60	19	6	368
Carrying value as of December 31, 2013	272	10	4	–	69	12	3	370

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2014:

(In crore)

	Customer related	Software related	Sub-contracting rights related	Intellectual property rights related	Land use- rights related	Brand	Others	Total
Gross carrying value as of April 1, 2013	341	32	21	11	61	24	9	499
Additions through business combinations (Refer note 2.3)	–	–	–	–	–	–	–	–
Additions	–	–	–	–	–	–	–	–
Translation differences	40	3	–	–	7	4	–	54
Gross carrying value as of March 31, 2014	381	35	21	11	68	28	9	553
Accumulated amortization as of April 1, 2013	(80)	(19)	(12)	(11)	(1)	(5)	(3)	(131)
Amortization expense	(43)	(4)	(7)	–	(1)	(14)	(4)	(73)
Translation differences	(2)	(3)	–	–	(1)	(1)	–	(7)
Accumulated amortization as of March 31, 2014	(125)	(26)	(19)	(11)	(3)	(20)	(7)	(211)
Carrying value as of April 1, 2013	261	13	9	–	60	19	6	368
Carrying value as of March 31, 2014	256	9	2	–	65	8	2	342

The estimated useful lives and remaining useful life of intangible assets as of December 31, 2014 are as follows:

(in years)

Intangible asset	Asset acquisition/ Business combination	Useful life	Remaining Useful life
Sub-contracting rights	Asset acquisition	3	–
Land use rights	Asset acquisition	50	47
Customer contracts and relationships	Philips BPO	7	–
Customer contracts and relationships	McCamish	9	4
Customer contracts and relationships	Portland	10	7
Customer contracts and relationships	Seabury and Smith	5	3
Customer contracts	Lodestone	2	–
Customer relationships	Lodestone	10	8
Brand	Lodestone	2	–

The amortization expense is included in cost of sales in the consolidated statement of comprehensive income.

Research and development expense recognized in net profit in the consolidated statement of comprehensive income, for the three months and nine months ended December 31, 2014 and December 31, 2013 was 182 crore and 197 crore and 509 crore and 709 crore, respectively.

2.7 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of December 31, 2014 were as follows:

(In crore)

	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	32,023	–	–	–	32,023
Available-for-sale financial assets (Refer Note 2.2)	–	–	2,859	–	2,859
Investment in certificates of deposit	–	–	–	–	–
Trade receivables	9,061	–	–	–	9,061
Unbilled revenue	2,929	–	–	–	2,929
Prepayments and other assets (Refer Note 2.4)	1,538	–	–	–	1,538
Derivative financial instruments	–	29	–	–	29
Total	45,551	29	2,859	–	48,439
Liabilities:
Trade payables	–	–	–	175	175
Derivative financial instruments	–	31	–	–	31
Client deposits	–	–	–	22	22
Employee benefit obligations	–	–	–	1,043	1,043
Other liabilities (Refer Note 2.9)	–	–	–	4,906	4,906
Total	–	31	–	6,146	6,177

The carrying value and fair value of financial instruments by categories as of March 31, 2014 were as follows:

(In crore)

	Loans and receivables	Financial assets/ liabilities at fair value through profit and loss	Available for sale	Trade and other payables	Total carrying value/fair value
Assets:
Cash and cash equivalents (Refer Note 2.1)	25,950	–	–	–	25,950
Available-for-sale financial assets (Refer Note 2.2)	–	–	3,449	–	3,449
Investment in certificates of deposit	859	–	–	–	859
Trade receivables	8,351	–	–	–	8,351
Unbilled revenue	2,811	–	–	–	2,811
Prepayments and other assets (Refer Note 2.4)	1,577	–	–	–	1,577
Derivative financial instruments	–	215	–	–	215
Total	39,548	215	3,449	–	43,212
Liabilities:
Trade payables	–	–	–	173	173
Client deposits	–	–	–	40	40
Employee benefit obligations	–	–	–	954	954
Other liabilities (Refer Note 2.9)	–	–	–	4,110	4,110
Total	–	–	–	5,277	5,277

Fair value hierarchy

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

(In crore)

	As of December 31, 2014	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	1,355	1,355	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer Note 2.2)	154	–	154	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	1,341	1,341	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	9	–	9	–
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	29	–	29	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	31	–	31	–

The following table presents fair value hierarchy of assets and liabilities measured at fair value on a recurring basis as of March 31, 2014:

(In crore)

	As of March 31, 2014	Fair value measurement at end of the reporting period/year using
		Level 1	Level 2	Level 3
Assets
Available- for- sale financial asset- Investments in liquid mutual fund units (Refer Note 2.2)	2,051	2,051	–	–
Available- for- sale financial asset- Investments in fixed maturity plan securities (Refer Note 2.2)	146	–	146	–
Available- for- sale financial asset- Investments in quoted debt securities (Refer Note 2.2)	1,245	1,245	–	–
Available- for- sale financial asset- Investments in unquoted equity instruments (Refer Note 2.2)	7	–	7	–
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	215	–	215	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	–	–	–	–

Income from financial assets or liabilities that are not at fair value through profit or loss is as follows:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Interest income on deposits and certificates of deposit	677	537	1,935	1,574
Income from available-for-sale financial assets	61	62	210	166
	738	599	2,145	1,740

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank or a financial institution. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The following table gives details in respect of outstanding foreign exchange forward and option contracts:

	As of		As of
	December 31, 2014		March 31, 2014
	In million	In crore	In million	In crore
Forward contracts
In U.S. dollars	741	4,671	751	4,500
In Euro	68	521	64	531
In United Kingdom Pound Sterling	73	714	77	772
In Australian dollars	90	465	75	415
Option contracts
In U.S. dollars	65	410	20	120
Total forwards and options		6,781		6,338

The Group recognized a net gain on derivative financial instruments of 51 crore and 211 crore during the three and nine months ended December 31, 2014 as against a net gain on derivative financial instruments of 239 crore and a net loss of 554 crore during the three and nine months ended December 31, 2013, which are included in other income.

The foreign exchange forward and option contracts mature within twelve months. The table below analyzes the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Not later than one month	1,611	1,185
Later than one month and not later than three months	3,168	2,795
Later than three months and not later than one year	2,002	2,358
	6,781	6,338

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. The demographics of the customer including the default risk of the industry and country in which the customer operates also has an influence on credit risk assessment.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table gives details in respect of the outstanding foreign exchange forward and option contracts:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Aggregate amount of outstanding forward and option contracts	6,781	6,338
Gain on outstanding forward and option contracts	29	215
Loss on outstanding forward and option contracts	31	–

The following table analyzes foreign currency risk from financial instruments as of December 31, 2014:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	940	142	88	146	551	1,867
Trade receivables	5,955	1,199	535	501	528	8,718
Unbilled revenue	1,759	341	128	147	228	2,603
Other assets	72	28	15	10	69	194
Trade payables	(60)	(10)	–	(2)	(77)	(149)
Client deposits	(10)	(1)	(1)	(1)	(9)	(22)
Accrued expenses	(690)	(149)	(69)	(24)	(151)	(1,083)
Employee Benefit obligations	(424)	(47)	(36)	(142)	(103)	(752)
Other liabilities	(620)	(113)	(42)	(54)	(575)	(1,404)
Net assets / (liabilities)	6,922	1,390	618	581	461	9,972

The following table analyzes foreign currency risk from financial instruments as of March 31, 2014:

(In crore)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	865	102	198	182	376	1,723
Trade receivables	5,378	1,093	610	519	449	8,049
Unbilled revenue	1,624	383	132	194	247	2,580
Other assets	72	39	15	10	52	188
Trade payables	(19)	(17)	(8)	(2)	(98)	(144)
Client deposits	(18)	(17)	–	–	(5)	(40)
Accrued expenses	(763)	(156)	(61)	(34)	(184)	(1,198)
Employee benefit obligations	(382)	(73)	(40)	(133)	(98)	(726)
Other liabilities	(449)	(33)	(3)	(51)	(299)	(835)
Net assets / (liabilities)	6,308	1,321	843	685	440	9,597

For the three months ended December 31, 2014 and December 31, 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.52% and 0.46%, respectively.

For the nine months ended December 31, 2014 and December 31, 2013, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and U.S. dollar, has affected the Company's incremental operating margins by approximately 0.53% and 0.46%, respectively.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 9,061crore and 8,351 crore as of December 31, 2014 and March 31, 2014, respectively and unbilled revenue amounting to 2,929 crore and 2,811 crore as of December 31, 2014 and March 31, 2014, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Revenue from top customer	3.2	3.7	3.3	3.9
Revenue from top five customers	13.3	14.1	13.5	14.5

Financial assets that are neither past due nor impaired

Cash and cash equivalents, available-for-sale financial assets and investment in certificates of deposit are neither past due nor impaired. Cash and cash equivalents include deposits with banks and corporations with high credit-ratings assigned by international and domestic credit-rating agencies. Available-for-sale financial assets include investment in liquid mutual fund units, quoted debt securities and unquoted equity securities. Certificates of deposit represent funds deposited at a bank or other eligible financial institution for a specified time period. Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organizations. Of the total trade receivables, 6,622 crore and 6,377 crore as of December 31, 2014 and March 31, 2014, respectively, were neither past due nor impaired.

There is no other class of financial assets that is not past due but impaired except for trade receivables of 27 crore and 18 crore as of December 31, 2014 and March 31, 2014, respectively.

Financial assets that are past due but not impaired

The Group’s credit period generally ranges from 30-60 days. The age analysis of the trade receivables have been considered from the due date. The age wise break up of trade receivables, net of allowances of 311 crore and 196 crore as of December 31, 2014 and March 31, 2014, respectively, that are past due, is given below:

(In crore)

Period (in days)	As of
	December 31, 2014	March 31, 2014
Less than 30	1,562	1,369
31 – 60	451	252
61 – 90	223	124
More than 90	203	229
	2,439	1,974

The reversal of provision for doubtful trade receivable for the three months ended December 31, 2014 was 42 crore. The provision for doubtful trade receivables for the nine months ended December 31, 2014 was 127 crore.

The provision for doubtful trade receivable for the three months and nine months ended December 31, 2013 was 20 crore and 91 crore, respectively.

(In crore)

	Three months ended December 31,		Nine months ended December 31,		Year ended March 31,
	2014	2013	2014	2013	2014
Balance at the beginning	381	161	214	95	95
Translation differences	–	(1)	2	14	6
Provisions for doubtful accounts receivable (refer note 2.10)	(42)	20	127	91	138
Trade receivables written off	(1)	(3)	(5)	(23)	(25)
Balance at the end	338	177	338	177	214

Liquidity risk

As of December 31, 2014, the Group had a working capital of 36,997 crore including cash and cash equivalents of 32,023 crore and current available-for-sale financial assets of 1,509 crore. As of March 31, 2014, the Group had a working capital of 33,881 crore including cash and cash equivalents of 25,950 crore, current available-for-sale financial assets of 2,197 crore and investment in certificates of deposit 859 crore.

As of December 31, 2014 and March 31, 2014, the outstanding employee benefit obligations were 1,043 crore and 954 crore, respectively, which have been substantially funded. Further, as of December 31, 2014 and March 31, 2014, the Group had no outstanding bank borrowings. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of December 31, 2014:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	175	–	–	–	175
Client deposits	22	–	–	–	22
Other liabilities (excluding liabilities towards acquisition and incentive accruals - Refer Note 2.9)	4,479	–	–	–	4,479
Incentive accruals on an undiscounted basis (Refer note 2.9)	–	–	6	14	20
Liability towards other acquisitions on an undiscounted basis (Refer Note 2.9)	471	–	–	–	471

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2014:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	173	–	–	–	173
Client deposits	40	–	–	–	40
Other liabilities ( excluding liabilities towards acquisition and incentive accruals - Refer Note 2.9)	3,832	–	–	–	3,832
Incentive accruals on an undiscounted basis (Refer note 2.9)	–	23	–	–	23
Liability towards other acquisitions on an undiscounted basis (Refer Note 2.9)	–	330	–	–	330

As of December 31, 2014 and March 31, 2014, the group had outstanding financial guarantees of 46 crore and 37 crore, respectively, towards leased premises. These financial guarantees can be invoked upon breach of any term of the lease agreement. To the group’s knowledge there has been no breach of any term of the lease agreement as of December 31, 2014 and March 31, 2014.

Offsetting of financial assets and financial liabilities:

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognised amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(In crore)

	As of		As of
	December 31, 2014		March 31, 2014
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognised financial asset/liability	38	(40)	215	–
Amount set off	(9)	9	–	–
Net amount presented in balance sheet	29	(31)	215	–

2.8 Provisions

Provisions comprise the following:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Provision for post sales client support and other provisions	450	379
Provisions towards visa related matters (Refer note 2.21)	–	–
	450	379

Provision for post sales client support and other provisions represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(In crore)

	Three months ended December 31, 2014	Nine months ended December 31, 2014
Balance at the beginning	409	379
Provision recognized/ (reversed)	40	109
Provision utilized	(14)	(52)
Translation difference	15	14
Balance at the end	450	450

Provision for post sales client support and other provisions for the three months and nine months ended December 31, 2014 and December 31, 2013 is included in cost of sales in the statement of comprehensive income.

Provision towards visa related matters amounting to 219 crore (including legal costs) was created and paid during the year ended March 31, 2014.

As of December 31, 2014 and March 31, 2014, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian Income tax authorities- Refer note 2.16) amounted to 178 crore and 163 crore, respectively.

2.9 Other liabilities

Other liabilities comprise the following :

(In crore)

	As of
	December 31, 2014	March 31, 2014
Current
Accrued compensation to employees	2,264	1,594
Accrued expenses	1,927	1,846
Withholding taxes payable(1)	1,172	912
Retainage	49	82
Liabilities of controlled trusts	153	151
Deferred income - government grant on land use rights(1) (Refer Note 2.6)	1	1
Premiums held in trust(2)	2	135
Accrued gratuity	6	–
Liability towards acquisition of business (Refer note 2.3)	412	–
Others	78	24
	6,064	4,745
Non-current
Liability towards acquisition of business (Refer note 2.3)	–	255
Incentive accruals	15	23
Deferred income - government grant on land use rights(1) (Refer Note 2.6)	47	45
	62	323
	6,126	5,068
Financial liabilities included in other liabilities	4,906	4,110
Financial liability towards acquisitions on an undiscounted basis	471	330
Financial liability towards incentive accruals on an undiscounted basis	20	23

(1)	Non financial liabilities

(2)	Represents premiums collected from policyholders and payable to insurance providers by a service provider maintaining the amounts in fiduciary capacity.

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances.

2.10 Expenses by nature

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Employee benefit costs (Refer Note 2.11.4)	7,546	7,346	22,423	21,563
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	63	50	179	134
Depreciation and amortization charges (Refer Note 2.5 and 2.6)	265	361	786	1,013
Travelling costs	465	426	1,387	1,311
Consultancy and professional charges	117	158	254	364
Cost of Software packages for own use	272	228	677	530
Third party items bought for service delivery to clients	37	62	127	137
Communication costs	153	111	376	328
Cost of technical sub-contractors	585	532	1,541	1,535
Power and fuel	57	58	172	171
Repairs and maintenance	218	157	525	423
Rates and taxes	43	20	100	67
Insurance charges	15	13	40	39
Commission to non-whole time directors	2	5	6	8
Branding and marketing expenses	44	38	116	108
Provision for post-sales client support	20	26	44	9
Provision for doubtful account receivables (Refer Note 2.7)	(42)	20	127	91
Contributions towards CSR (Refer Note 2.20)	63	–	188	–
Operating lease payments (Refer Note 2.14)	77	80	236	237
Others (Refer note 2.21)	107	76	221	430
Total cost of sales, selling and marketing expenses and administrative expenses	10,107	9,767	29,525	28,498

2.10.1 Break-up of expenses

Cost of sales

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Employee benefit costs	6,664	6,563	19,816	19,159
Deferred purchase price pertaining to acquisition (Refer Note 2.3)	63	50	179	134
Depreciation and amortization	265	361	786	1,013
Travelling costs	337	344	1036	1,071
Cost of Software packages for own use	271	226	677	525
Third party items bought for service delivery to clients	37	62	127	137
Cost of technical sub-contractors	585	532	1,541	1,535
Operating lease payments	54	53	163	156
Communication costs	77	41	153	118
Repairs and maintenance	49	33	109	85
Provision for post-sales client support	20	26	44	9
Others	40	30	78	82
Total	8,462	8,321	24,709	24,024

Selling and marketing expenses

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Employee benefit costs	622	523	1,803	1,638
Travelling costs	71	49	195	139
Branding and marketing	45	37	116	107
Operating lease payments	9	10	29	30
Communication costs	4	7	17	19
Consultancy and professional charges	6	5	15	17
Others	13	13	30	35
Total	770	644	2,205	1,985

Administrative expenses

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Employee benefit costs	260	260	804	766
Consultancy and professional charges	111	153	239	347
Repairs and maintenance	169	124	416	338
Power and fuel	57	58	172	171
Communication costs	72	63	206	191
Travelling costs	57	33	156	101
Provision for doubtful accounts receivable	(42)	20	127	91
Rates and taxes	43	20	100	67
Insurance charges	15	13	40	39
Operating lease payments	14	17	44	51
Commission to non-whole time directors	2	5	6	8
Contribution towards CSR (Refer Note 2.20)	63	–	188	–
Others (Refer note 2.21)	54	36	113	319
Total	875	802	2,611	2,489

2.11 Employee benefits

2.11.1 Gratuity

The following tables set out the funded status of the gratuity plans and the amounts recognized in the Group's financial statements as of December 31, 2014 and March 31, 2014:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Change in benefit obligations
Benefit obligations at the beginning	707	652
Service cost	72	99
Interest expense	46	47
Remeasurements - Actuarial (gains)/ losses	48	9
Benefits paid	(97)	(100)
Benefit obligations at the end	776	707
Change in plan assets
Fair value of plan assets at the beginning	717	681
Interest income	51	52
Remeasurements- Return on plan assets excluding amounts included in interest income	2	8
Contributions	119	76
Benefits paid	(97)	(100)
Fair value of plan assets at the end	792	717
Funded status	16	10
Prepaid gratuity benefit	22	10
Accrued gratuity	(6)	–

Amount for the three months and nine months ended December 31, 2014 and December 31, 2013 recognised in net profit in the statement of comprehensive income:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Service cost	24	25	72	74
Net interest on the net defined benefit liability/(asset)	(3)	(1)	(5)	(3)
Net gratuity cost	21	24	67	71

Amount for the three months and nine months ended December 31, 2014 and December 31, 2013 recognised in statement of other comprehensive income:

 (In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	14	(25)	48	(56)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	1	2	(2)	(5)
	15	(23)	46	(61)

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
(Gain)/loss from change in demographic assumptions	–	(2)	–	(2)
(Gain)/loss from change in financial assumptions	23	(8)	41	(65)
	23	(10)	41	(67)

The Group has adopted Revised IAS 19 with effect from April 1, 2013. The impact on account of the revision in accounting policy is a reduction in retained earnings by 35 crore and an increase in other comprehensive income by 50 crore. The reduction in retained earnings by 35 crore includes a write back of unamortized negative past service cost by 15 crore.

Amounts recognised in statement of comprehensive income has been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Cost of sales	19	21	60	63
Selling and marketing expenses	1	2	5	5
Administrative expenses	1	1	2	3
	21	24	67	71

Effective July 1, 2007, the Company amended its Gratuity Plan, to suspend the voluntary defined death benefit component of the Gratuity Plan. This amendment resulted in a negative past service cost amounting to 37 crore, which was being amortized on a straight-line basis over the average remaining service period of 10 years. On adoption of Revised IAS 19, the unamortized negative past service cost of 15 crore as of March 31, 2013 has been credited to retained earnings.

The weighted-average assumptions used to determine benefit obligations as of December 31, 2014 and March 31, 2014 are set out below:

	As of
	December 31, 2014	March 31, 2014
Discount rate	8.1%	9.2%
Weighted average rate of increase in compensation levels	8.0%	8.0%

The weighted-average assumptions used to determine net periodic benefit cost for the three months and nine months ended December 31, 2014 and December 31, 2013 are set out below:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Discount rate	8.1%	8.0%	8.1%	8.0%
Weighted average rate of increase in compensation levels	8.0%	7.3%	8.0%	7.3%
Weighted average duration of defined benefit obligation	6.4 years	9 years	6.4 years	9 years

Gratuity is applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit gratuity plans.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. In case of Infosys BPO and Edgeverve, contributions are made to the Infosys BPO Employees' Gratuity Fund Trust and Edgeverve Systems Limited Employees Gratuity Fund Trust, respectively. Trustees administer contributions made to the trust. As of December 31, 2014 and March 31, 2014, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the three months and nine months ended December 31, 2014 and December 31, 2013 were 16 crore and 14 crore and 52 crore and 48 crore, respectively.

The Company assesses these assumptions with its projected long-term plans of growth and prevalent industry standards. The discount rate is based on the government securities yield.

As of December 31, 2014, every percentage point increase / decrease in discount rate will affect our gratuity benefit obligation by approximately 39 crore.

As of December 31, 2014, every percentage point increase / decrease in weighted average rate of increase in compensation levels will affect our gratuity benefit obligation by approximately 32 crore.

The Group expects to contribute 12 crore to the gratuity trusts during the remainder of fiscal 2015.

Maturity profile of defined benefit obligation:

(in crore)

Within 1 year	127
1-2 year	128
2-3 year	134
3-4 year	143
4-5 year	151
5-10 years	760

Sensitivity for significant actuarial assumptions is computed by varying the actuarial assumptions used for valuation of defined benefit obligation by one percentage.

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

2.11.2 Superannuation

The Company contributed 55 crore and 53 crore and 161 crore and 152 crore to the superannuation plan during the three months and nine months ended December 31, 2014 and December 31, 2013, respectively.

Superannuation contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Cost of sales	48	47	142	135
Selling and marketing expenses	5	4	13	12
Administrative expenses	2	2	6	5
	55	53	161	152

2.11.3 Provident fund

The Company has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors and in most cases the actual return earned by the Company has been higher in the past years. The Actuarial Society of India issued the final guidance for measurement of provident fund liabilities during the quarter ended December 31, 2011. The actuary has accordingly provided a valuation and based on the below provided assumptions there is no shortfall as at December 31, 2014 and March 31, 2014, respectively.

The details of fund and plan asset position are given below:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Plan assets at period end, at fair value	2,872	2,817
Present value of benefit obligation at period end	2,872	2,817
Asset recognized in balance sheet	–	–

The plan assets have been primarily invested in government securities.

Assumptions used in determining the present value obligation of the interest rate guarantee under the Deterministic Approach:

	As of
	December 31, 2014	March 31, 2014
Government of India (GOI) bond yield	8.1%	9.2%
Remaining term of maturity	7 years	8 years
Expected guaranteed interest rate	8.8%	8.8%

The Group contributed 90 crore and 75 crore and 250 crore and 220 crore to the provident fund during the three months and nine months ended December 31, 2014 and December 31, 2013, respectively.

Provident fund contributions have been apportioned between cost of sales, selling and marketing expenses and administrative expenses on the basis of direct employee cost as follows:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Cost of sales	79	67	221	195
Selling and marketing expenses	7	5	20	17
Administrative expenses	4	3	9	8
	90	75	250	220

2.11.4 Employee benefit costs include:

(In crore)

	2014	2013	2014	2013
Salaries and bonus*	7,380	7,194	21,944	21,120
Defined contribution plans	69	61	197	176
Defined benefit plans	97	91	282	267
	7,546	7,346	22,423	21,563

*	Includes stock compensation expense of 1 crore.

The gratuity and provident plans are applicable only to employees drawing a salary in Indian rupees and there are no other foreign defined benefit plans.

The employee benefit cost is recognized in the following line items in the statement of comprehensive income:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Cost of sales	6,664	6,563	19,816	19,159
Selling and marketing expenses	622	523	1,803	1,638
Administrative expenses	260	260	804	766
	7,546	7,346	22,423	21,563

2.12 Equity

Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5. The Company has allotted 57,42,36,166 fully paid up equity shares of face value 5/- each during the three months ended December 31, 2014 pursuant to a bonus issue approved by the shareholders through postal ballot. Record date fixed by the Board of Directors was December 3, 2014. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the stock option plan have been adjusted for bonus shares. 56,67,200 and 28,33,600 shares were held by controlled trust, as of December 31, 2014 and March 31, 2014, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilised for bonus issue from share premium account.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Other components of equity

Other components of equity consist of currency translation, fair value changes on available-for-sale financial assets and remeasurement of net defined benefit liability/asset.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of December 31, 2014, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

The rights of equity shareholders are set out below.

2.12.1 Voting

Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depositary Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

2.12.2 Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes

The amount of per share dividend recognized as distributions to equity shareholders for nine months ended December 31, 2014 and December 31, 2013 was 73.00 and 47.00, respectively.

2.12.3 Liquidation

In the event of liquidation of the Company, the holders of shares shall be entitled to receive any of the remaining assets of the Company, after distribution of all preferential amounts. However, no such preferential amounts exist currently, other than the amounts held by irrevocable controlled trusts. The amount distributed will be in proportion to the number of equity shares held by the shareholders. For irrevocable controlled trusts, the corpus would be settled in favour of the beneficiaries.

2.12.4 Share options

There are no voting, dividend or liquidation rights to the holders of options issued under the Company's share option plans.

2.13 Other income

Other income consists of the following:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Interest income on deposits and certificates of deposit	677	537	1,935	1,574
Exchange gains/ (losses) on forward and options contracts	51	239	211	(554)
Exchange gains/ (losses) on translation of other assets and liabilities	32	(119)	149	601
Income from available-for-sale financial assets	61	62	210	166
Others	19	12	41	31
	840	731	2,546	1,818

2.14 Operating leases

The Group has various operating leases, mainly for office buildings, that are renewable on a periodic basis. Rental expense for operating leases was 77 crore and 80 crore and 236 crore and 237 crore for the three months and nine months ended December 31, 2014 and December 31, 2013, respectively.

The schedule of future minimum rental payments in respect of non-cancellable operating leases is set out below:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Within one year of the balance sheet date	198	251
Due in a period between one year and five years	477	563
Due after five years	228	288

A majority of the Group’s operating lease arrangements extend up to a maximum of ten years from their respective dates of inception, and relates to rented overseas premises. Some of these lease agreements have a price escalation clause.

2.15 Employees' Stock Option Plans (ESOP)

2011 RSU Plan (the 2011 Plan): The Company has a 2011 RSU Plan which provides for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the Plan is 56,67,200 shares (currently held by the Infosys Limited Employees' Welfare Trust and adjusted for bonus shares issued) and the plan shall continue in effect for a term of 10 years from the date of initial grant under the plan. The RSUs will be issued at par value of the equity share. The 2011 Plan is administered by the Management Development and Compensation Committee ( the Committee) and through the Infosys Limited Employees' Welfare Trust ( the trust). The Committee is comprised of independent members of the Board of Directors.The company had on August 21, 2014 made a grant of 22,794 restricted stock units to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. However, Dr. Sikka, as of that date, was eligible to receive 27,067 RSUs. The company has on January 9, 2015 corrected the error by granting the differential RSUs. The RSUs will vest over a period of four years from the date of the grant in the proportions specified in the award agreement and expire seven days from the date of vesting. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The activity in the 2011 Plan during the three months and nine months ended December 31, 2014 is set out below:

Particulars	Three months ended December 31, 2014		Nine months ended December 31, 2014
	Shares arising out of options	Weighted average exercise price	Shares arising out of options	Weighted average exercise price
2011 Plan:
Outstanding at the beginning*	54,134	5	–	–
Granted*	–	–	54,134	5
Forfeited and expired	–	–	–	–
Exercised	–	–	–	–
Outstanding at the end	54,134	5	54,134	5
Exercisable at the end	–	–	–	–

*	Adjusted for bonus issue. (Refer note 2.12)

The weighted average remaining contractual life of RSUs outstanding as of December 31, 2014 under the 2011 Plan was 2.64 years

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton valuation model. The expected term of an RSU is estimated based on the vesting term and contractual term of the RSU, as well as expected exercise behaviour of the employee who receives the RSU. Expected volatility during the expected term of the RSU is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU.

The fair value of each RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	Nine months ended December 31, 2014
Weighted average share price ()	3,549
Exercise price ()	5
Expected volatility (%)	30 - 37
Expected life of the option (years)	1 - 4
Expected dividends (%)	1.84
Risk-free interest rate (%)	8 - 9

The weighted average fair value of RSUs on grant date was 3,355/-

During the three months and nine months ended December 31, 2014, the company recorded an employee compensation expense of less than 1 crore and 1 crore, respectively in the statement of comprehensive income.

2.16 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Current taxes
Domestic taxes	989	972	2,909	2,622
Overseas taxes	262	197	806	506
	1,251	1,169	3,715	3,128
Deferred taxes
Domestic taxes	27	(75)	16	(114)
Overseas taxes	1	21	(34)	(92)
	28	(54)	(18)	(206)
Income tax expense	1,279	1,115	3,697	2,922

Income tax expense for the three months ended December 31, 2014 and December 31, 2013 includes reversals (net of provisions) of 66 crore and 17 crore, respectively, pertaining to earlier periods. Income tax expense for the nine months ended December 31, 2014 and December 31, 2013 includes reversals (net of provisions) of 111 crore and 29 crore, respectively, pertaining to earlier periods.

The revision in the useful life of assets held at April 1, 2014 has resulted in a decrease in deferred tax credit by 42 crore and 129 crore for the three months and nine months ended December 31, 2014, respectively and will result in a decrease in deferred tax credit by 172 crore for the year ended March 31, 2015 (Refer note 2.5).

Entire deferred income tax for the three months and nine months ended December 31, 2014 and December 31, 2013 relates to origination and reversal of temporary differences.

A deferred tax liability of 2 crore relating to available-for-sale financial assets has been recognized in other comprehensive income for the three months ended December 31, 2014. A deferred tax liability of 4 crore and a reversal of deferred tax asset of 12 crore has been recognized in other comprehensive income for the nine months ended December 31, 2014. A reversal of deferred tax liability of 6 crore and 10 crore, respectively for the three months and nine months ended December 31, 2013, relating to available-for-sale financial assets has been recognized in other comprehensive income.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Profit before income taxes	4,529	3,990	12,929	10,578
Enacted tax rates in India	33.99%	33.99%	33.99%	33.99%
Computed expected tax expense	1,540	1,356	4,395	3,595
Tax effect due to non-taxable income for Indian tax purposes	(424)	(393)	(1,234)	(1,143)
Branch profit tax	–	–	–	(47)
Overseas taxes	234	142	618	414
Tax reversals, overseas and domestic	(66)	(17)	(111)	(29)
Effect of exempt income	(21)	(21)	(74)	(58)
Effect of unrecognized deferred tax assets	4	51	24	74
Effect of differential overseas tax rates	(16)	(5)	(29)	(12)
Effect of non-deductible expenses	37	11	146	183
Additional deduction on research and development expense	(13)	(11)	(42)	(56)
Others	4	2	4	1
Income tax expense	1,279	1,115	3,697	2,922

The applicable Indian statutory tax rates for fiscal 2015 and fiscal 2014 is 33.99%.

During the nine months ended December 31, 2014 and December 31, 2013, the company received weighted tax deduction on eligible research and development expenditures based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which has been renewed up to March 31, 2017 with effect from April 1, 2014. The weighted tax deduction is equal to 200% of such expenditures incurred.

The foreign tax expense is due to income taxes payable overseas, principally in the United States of America. In India, the company has benefited from certain tax incentives that the Government of India had provided to the export of software from specially designated software technology parks, or STPs, in India and the company continues to benefit from certain tax incentives for facilities set up under the Special Economic Zones Act, 2005. However, the tax incentives provided by the Government of India for STPs have expired, and all the STP units are now taxable. Under the Special Economic Zones Act, 2005 scheme, units in designated special economic zones which begin providing services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from commencement of provision of services and 50 percent of such profits or gains for a further five years. Certain tax benefits are also available for a further period of five years subject to the unit meeting defined conditions.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As of March 31, 2014, Infosys' U.S. branch net assets amounted to approximately 4,283 crore. As of December 31, 2014, the Company has provided for branch profit tax of 318 crore for its U.S branch, as the Company estimates that these branch profits are expected to be distributed in the foreseeable future. The change in provision for branch profit tax includes 15 crore movement on account of exchange rate during the nine months ended December 31, 2014.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 3,094 crore and 2,587 crore as of December 31, 2014 and March 31, 2014, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

The following table provides the details of income tax assets and income tax liabilities as of December 31, 2014 and March 31, 2014:

	As at
	December 31, 2014	March 31, 2014
Income tax assets	1,597	1,522
Current income tax liabilities	2,654	2,187
Net current income tax asset/ (liability) at the end	(1,057)	(665)

The gross movement in the current income tax asset/ (liability) for the three months and nine months ended December 31, 2014 and December 31, 2013 is as follows:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Net current income tax asset/ (liability) at the beginning	(1,149)	(522)	(665)	(237)
Translation differences	2	8	7	15
Income tax paid	1,338	1,208	3,305	2,875
Current income tax expense (Refer Note 2.16)	(1,251)	(1,169)	(3,715)	(3,128)
Income tax on other comprehensive income	3	–	11	–
Net current income tax asset/ (liability) at the end	(1,057)	(475)	(1,057)	(475)

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Deferred income tax assets
Property, plant and equipment	274	392
Minimum alternate tax credit carry-forwards	4	16
Computer software	56	50
Accrued compensation to employees	51	43
Trade receivables	101	47
Compensated absences	291	268
Accumulated losses	12	4
Available-for-sale financial asset	–	12
Post sales client support	119	98
Others	50	34
Total deferred income tax assets	958	964
Deferred income tax liabilities
Intangible asset	(53)	(63)
Temporary difference related to branch profits	(318)	(303)
Available-for-sale financial asset	(5)	(1)
Others	(10)	(5)
Total deferred income tax liabilities	(386)	(372)
Deferred income tax assets after set off	626	656
Deferred income tax liabilities after set off	(54)	(64)

Deferred tax assets and deferred tax liabilities have been offset wherever the Group has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

The deferred income tax assets and deferred income tax liabilities recoverable within and after 12 months are as follows:

(In crore)

	As of
	December 31, 2014	March 31, 2014
Deferred income tax assets to be recovered after 12 months	411	636
Deferred income tax assets to be recovered within 12 months	547	328
Total deferred income tax assets	958	964
Deferred income tax liabilities to be settled after 12 months	(239)	(281)
Deferred income tax liabilities to be settled within 12 months	(147)	(91)
Total deferred income tax liabilities	(386)	(372)

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The gross movement in the deferred income tax account for the three months and nine months ended December 31, 2014 and December 31, 2013 is as follows:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Net deferred income tax asset at the beginning	610	485	592	384
Translation differences	(8)	(4)	(22)	(59)
Credits relating to temporary differences (Refer Note 2.16)	(28)	54	18	206
Temporary difference on available-for-sale financial asset	(2)	6	(16)	10
Net deferred income tax asset at the end	572	541	572	541

The credits relating to temporary differences during the nine months ended December 31, 2014 are primarily on account of compensated absences, trade receivables, accrued compensation and post sales client support. The credits relating to temporary differences during the nine months ended December 31, 2013 are primarily on account compensated absences, trade receivables, accumulated losses, accrued compensation to employees, intangibles partially offset by property, plant and equipment.

Pursuant to the enacted changes in the Indian Income Tax Laws effective April 1, 2007, a Minimum Alternate Tax (MAT) has been extended to income in respect of which a deduction may be claimed under sections 10A and 10AA of the Income Tax Act. Consequent to the enacted change, Infosys BPO has calculated its tax liability for current domestic taxes after considering MAT. The excess tax paid under MAT provisions being over and above regular tax liability can be carried forward and set off against future tax liabilities computed under regular tax provisions. Infosys BPO was required to pay MAT, and, accordingly, a deferred income tax asset of 4 crore and 16 crore has been recognized on the balance sheet as of December 31, 2014 and March 31, 2014, respectively, which can be carried forward for a period of ten years from the year of recognition.

As of December 31, 2014 and March 31, 2014, claims against the group not acknowledged as debts from the Indian Income tax authorities (net of amount paid to statutory authorities of 1,714 crore and 1,716 crore) amounted to 8 crore and 19 crore, respectively.

Demands from the Indian Income tax authorities include payment of additional tax of 1,548 crore (1,548 crore), including interest of 430 crore (430 crore) upon completion of their tax review for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009. These income tax demands are mainly on account of disallowance of a portion of the deduction claimed by the company under Section 10A of the Income Tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007, fiscal 2008 and fiscal 2009 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2006, fiscal 2007, fiscal 2008 and fiscal 2009 are pending before the Commissioner of Income tax(Appeals), Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.17 Earnings per equity share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Basic earnings per equity share - weighted average number of equity shares outstanding(1)(2)	114,28,05,132	114,28,05,132	114,28,05,132	114,28,05,132
Effect of dilutive common equivalent shares - share options outstanding	22,264	–	10,291	–
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	114,28,27,396	114,28,05,132	114,28,15,423	114,28,05,132

(1)	Excludes treasury shares
(2)	adjusted for bonus issue. Refer Note 2.12

For the three months and nine months ended December 31, 2014, and December 31, 2013, there were no outstanding options to purchase equity shares which had an anti-dilutive effect.

2.18 Related party transactions

List of subsidiaries:

Particulars	Country	December 31, 2014	March 31, 2014
Infosys BPO	India	99.98%	99.98%
Infosys China	China	100%	100%
Infosys Mexico	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai	China	100%	100%
Infosys Brasil	Brazil	100%	100%
Infosys Public Services, Inc.	U.S.	100%	100%
Infosys Consulting India Limited (1)	India	–	–
Infosys Americas (2)	U.S.	100%	100%
Infosys BPO s. r. o (3)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (3)	Poland	99.98%	99.98%
Infosys BPO S.DE R.L. DE.C.V (3)(12)	Mexico	–	–
Infosys McCamish Systems LLC (3)	U.S.	99.98%	99.98%
Portland Group Pty Ltd(3)(4)	Australia	99.98%	99.98%
Portland Procurement Services Pty Ltd(8)	Australia	–	99.98%
Infosys Australia (5)	Australia	100%	100%
Edgeverve Systems Limited (11)	India	100%	100%
Lodestone Holding AG (Refer to Note 2.3)	Switzerland	100%	100%
Lodestone Management Consultants (Canada) Inc. (6)(10)	Canada	–	–
Lodestone Management Consultants Inc. (6)	U.S.	100%	100%
Lodestone Management Consultants Pty Limited (6)	Australia	100%	100%
Lodestone Management Consultants AG (6)	Switzerland	100%	100%
Lodestone Augmentis AG (9)	Switzerland	100%	100%
Hafner Bauer & Ödman GmbH (6)	Switzerland	100%	100%
Lodestone Management Consultants (Belgium) S.A. (7)	Belgium	99.90%	99.90%
Lodestone Management Consultants GmbH (6)	Germany	100%	100%
Lodestone Management Consultants Pte Ltd. (6)	Singapore	100%	100%
Lodestone Management Consultants SAS (6)	France	100%	100%
Lodestone Management Consultants s.r.o. (6)	Czech Republic	100%	100%
Lodestone Management Consultants GmbH (6)	Austria	100%	100%
Lodestone Management Consultants Co., Ltd. (6)	China	100%	100%
Lodestone Management Consultants Ltd. (6)	UK	100%	100%
Lodestone Management Consultants B.V. (6)	Netherlands	100%	100%
Lodestone Management Consultants Ltda. (7)	Brazil	99.99%	99.99%
Lodestone Management Consultants Sp. z.o.o. (6)	Poland	100%	100%
Lodestone Management Consultants Portugal, Unipessoal, Lda. (6)	Portugal	100%	100%
S.C. Lodestone Management Consultants S.R.L. (6)	Romania	100%	100%
Lodestone Management Consultants S.R.L. (6)	Argentina	100%	100%
Infosys Canada Public Services Ltd.(13)	Canada	–	–

(1)	The Hon’ble High Court of Karnataka sanctioned the scheme of amalgamation of Infosys Consulting India Limited (ICIL) with Infosys Limited with an effective date of August 23, 2013 and an appointed date of January 12, 2012.
(2)	Incorporated effective June 25, 2013
(3)	Wholly owned subsidiaries of Infosys BPO.
(4)	On January 4, 2012, Infosys BPO acquired 100% of the voting interest in Portland Group Pty Ltd
(5)	Under liquidation
(6)	Wholly owned subsidiaries of Lodestone Holding AG
(7)	Majority owned and controlled subsidiaries of Lodestone Holding AG
(8)	Wholly owned subsidiary of Portland Group Pty Ltd. Liquidated effective May 14, 2014
(9)	Wholly owned subsidiary of Lodestone Management Consultants AG
(10)	Liquidated effective December 31, 2013
(11)	Incorporated effective February 14, 2014. Refer note below
(12)	Incorporated effective February 14, 2014.
(13)	Incorporated effective December 19, 2014

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related parties:

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys BPO Limited Employees’ Superannuation Fund Trust	India	Post-employment benefit plan of Infosys BPO
Infosys BPO Limited Employees’ Gratuity Fund Trust	India	Post-employment benefit plan of Infosys BPO
Edgeverve Systems Limited Employees Gratuity Fund Trust	India	Post-employment benefit plan of Edgeverve
Edgeverve Systems Limited Employees Superannuation Fund Trust	India	Post-employment benefit plan of Edgeverve
Infosys Limited Employees’ Welfare Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust

Refer Note 2.11 for information on transactions with post-employment benefit plans mentioned above.

Edgeverve

Edgeverve was created as a wholly owned subsidiary to focus on developing and selling products and platforms. On April 15, 2014, the Board of Directors of Infosys had authorized the Company to execute a Business Transfer Agreement and related documents with Edgeverve, subject to securing the requisite approval from shareholders in the Annual General Meeting. Subsequently, at the AGM held on June 14, 2014, the shareholders have authorised the Board to enter into a Business Transfer Agreement and related documents with Edgeverve, with effect from July 1, 2014 or such other date as may be decided by the Board of Directors. The company has undertaken an enterprise valuation by an independent valuer and accordingly the business has been transferred for a consideration of $70 million (approximately 421 crore) with effect from July 1, 2014 which is settled through the issue of fully paid up equity shares.

The transfer of assets and liabilities is accounted for at carrying values and does not have any impact on the consolidated financial statements.

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and members of the executive council:

(In crore)

	Three months ended December 31,		Nine months ended December 31,
	2014	2013	2014	2013
Salaries and other employee benefits to whole-time directors and members of executive council (1)(2)	7	14	21	36
Commission and other benefits to non-executive/independent directors	2	2	7	8
Total	9	16	28	44

(1)	Executive Council dissolved effective April 1, 2014 and Executive officers have been appointed with effect from that date.
(2)	Includes stock compensation expense of 1 crore.

2.19 Segment reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Company's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. Effective quarter ended March 31, 2014, the Company reorganized its segments to strengthen its focus on growing existing client relationships and increasing market share through service differentiation and operational agility. Consequent to the internal reorganization, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The Chief Operating Decision Maker evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the company is determined based on (i) industry class of the customers (outside of the growth markets) and; (ii) presence of customers in growth markets across industry classes. Business segments of the Company are primarily enterprises in Financial Services and Insurance (FSI) , enterprises in Manufacturing (MFG), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Retail, Consumer packaged goods and logistics (RCL), enterprises in Life Sciences and Healthcare (LSH) and enterprises in Growth Markets (GMU) comprising enterprises in APAC (Asia Pacific) and Africa. The FSI reportable segments has been aggregated to include the Financial Services operating segment and Insurance operating segment and the ECS reportable segment has been aggregated to include Energy, Communication and Services operating segment and, Resources & Utilities operating segments. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above change in the composition of reportable business segments, the prior year comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Company.

Assets and liabilities used in the Company's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.19.1 Business segments

Three months ended December 31, 2014 and December 31, 2013

(In crore)

Particulars	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	4,032	3,039	2,245	2,184	981	1,315	13,796
	3,814	2,809	2,049	2,205	897	1,252	13,026
Identifiable operating expenses	1,876	1,540	1,029	976	453	630	6,504
	1,747	1,419	952	992	464	563	6,137
Allocated expenses	943	746	549	537	241	322	3,338
	921	744	533	577	229	264	3,268
Segment profit	1,213	753	667	671	287	363	3,954
	1,146	646	564	636	204	425	3,621
Unallocable expenses							265
							362
Operating profit							3,689
							3,259
Other income, net							840
							731
Profit before income taxes							4,529
							3,990
Income tax expense							1,279
							1,115
Net profit							3,250
							2,875
Depreciation and amortization							265
							361
Non-cash expenses other than depreciation and amortization							–
							1

Nine months ended December 31, 2014 and December 31, 2013

(In crore)

Particulars	FSI	MFG	ECS	RCL	LSH	GMU	Total
Revenues	11,545	8,731	6,467	6,526	2,678	3,961	39,908
	10,949	8,044	5,857	6,214	2,555	3,639	37,258
Identifiable operating expenses	5,476	4,454	3,113	2,960	1,350	1,912	19,265
	5,035	4,127	2,648	2,953	1,332	1,700	17,795
Allocated expenses	2,654	2,101	1,553	1,570	645	951	9,474
	2,754	2,170	1,568	1,667	679	850	9,688
Segment profit	3,415	2,176	1,801	1,996	683	1,098	11,169
	3,160	1,747	1,641	1,594	544	1,089	9,775
Unallocable expenses							786
							1,015
Operating profit							10,383
							8,760
Other income, net							2,546
							1,818
Profit before income taxes							12,929
							10,578
Income tax expense							3,697
							2,922
Net profit							9,232
							7,656
Depreciation and amortization							786
							1,013
Non-cash expenses other than depreciation and amortization							–
							2

2.19.2 Geographic segments

Three months ended December 31, 2014 and December 31, 2013

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	8,494	3,309	347	1,646	13,796
	7,819	3,238	343	1,626	13,026
Identifiable operating expenses	4,012	1,580	152	760	6,504
	3,706	1,534	213	684	6,137
Allocated expenses	2,083	809	73	373	3,338
	1,998	820	73	377	3,268
Segment profit	2,399	920	122	513	3,954
	2,115	884	57	565	3,621
Unallocable expenses					265
					362
Operating profit					3,689
					3,259
Other income, net					840
					731
Profit before income taxes					4,529
					3,990
Income tax expense					1,279
					1,115
Net profit					3,250
					2,875
Depreciation and amortization					265
					361
Non-cash expenses other than depreciation and amortization					–
					1

Nine months ended December 31, 2014 and December 31, 2013

(In crore)

Particulars	North America	Europe	India	Rest of the World	Total
Revenues	24,368	9,725	952	4,863	39,908
	22,713	9,004	955	4,586	37,258
Identifiable operating expenses	11,704	4,739	558	2264	19,265
	10,951	4,313	477	2,054	17,795
Allocated expenses	5,858	2,329	197	1090	9,474
	6,093	2,311	203	1,081	9,688
Segment profit	6,806	2,657	197	1,509	11,169
	5,669	2,380	275	1,451	9,775
Unallocable expenses					786
					1,015
Operating profit					10,383
					8,760
Other income, net					2,546
					1,818
Profit before income taxes					12,929
					10,578
Income tax expense					3,697
					2,922
Net profit					9,232
					7,656
Depreciation and amortization					786
					1,013
Non-cash expenses other than depreciation and amortization					–
					2

2.19.3 Significant clients

No client individually accounted for more than 10% of the revenues in the three months and nine months ended December 31, 2014 and December 31, 2013.

2.20 Corporate Social Responsibility (CSR)

As per Section 135 of the Companies Act, 2013, a CSR committee has been formed by the company. The proposed areas for CSR activities are, eradication of hunger, poverty and malnutrition, promoting education and healthcare and rural development projects. The funds will be allocated to a corpus and utilised through the year on these activities which are specified in Schedule VII of the Companies Act, 2013.

2.21 Litigation

On May 23, 2011, the company received a subpoena from a grand jury in the United States District Court for the Eastern District of Texas. The subpoena required that the company provide to the grand jury certain documents and records related to its sponsorships for, and uses of, B1 business visas.

In addition, the U.S. Department of Homeland Security (“DHS”) has reviewed the company’s employer eligibility verifications on Form I-9 with respect to its employees working in the United States. In connection with this review, the company was advised that the DHS has found errors in a significant percentage of its Forms I-9 that the DHS has reviewed, and may impose fines and penalties on the company related to such alleged errors.

On October 30, 2013, the company settled the foregoing matters and entered into a Settlement Agreement (“Settlement Agreement”) with the U.S. Attorney, the DHS and the United States Department of State (“State,” and collectively with the U.S. Attorney and the DHS, the “United States”).

In the Settlement Agreement, the company denied and disputed all allegations made by the United States, except for the allegation that the company failed to maintain accurate Forms I-9 records for many of its foreign nationals in the United States in 2010 and 2011 as required by law, and that such failure constituted civil violations of certain laws.

During the year ended March 31, 2014 the Company recorded a charge related to the settlement agreement (including legal costs) of 219 crore related to the matters that were the subject of the Settlement agreement. The said amount was paid prior to December 31, 2013.

In addition, the company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the company’s results of operations or financial condition.

Auditor’s Report on Consolidated Quarterly Financial Results and Year to Date Financial Results of Infosys Limited Pursuant to the Clause 41 of the Listing Agreement

To

The Board of Directors of Infosys Limited

We have audited the consolidated quarterly financial results of Infosys Limited (‘the Company’) for the quarter ended 31 December 2014 and the consolidated year to date financial results for the period from 1 April 2014 to 31 December 2014 attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These consolidated quarterly financial results and year to date financial results have been prepared from the consolidated interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial results based on our audit of such consolidated interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standard Board.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these consolidated quarterly and year to date financial results:

(i)	include the quarterly and year to date financial results of the following entities:

1.	Infosys Limited;
2.	Infosys BPO Limited;
3.	Infosys BPO s.r.o;
4.	Infosys Tecnologia Do Brasil LTDA;
5.	Infosys BPO, S de R.L. de C.V.
6.	Infosys Technologies (Australia) Pty. Limited;
7.	Infosys Technologies (China) Co., Ltd.;
8.	Infosys McCamish Systems, LLC;
9.	Infosys Public Services, Inc.;
10.	Infosys Technologies S. de R.L. de C.V.;
11.	Infosys Technologies (Sweden) AB;
12.	Infosys BPO Poland SP Z O O;
13.	Infosys Technologies (Shanghai) Co., Ltd;
14.	Infosys Americas Inc.;
15.	Portland Group Pty Ltd;
16.	Portland Procurement Services Pty Ltd;
17.	Edgeverve Systems Limited;
18.	Lodestone Holding AG;
19.	Lodestone Management Consultants Inc.;
20.	Lodestone Management Consultants Pty Limited;
21.	Lodestone Management Consultants AG;
22.	Lodestone Augmentis AG;
23.	Hafner Bauer & Ödman GmbH;
24.	Lodestone Management Consultants (Belgium) NV;
25.	Lodestone Management Consultants GmbH, Austria;
26.	Lodestone Management Consultants Ltd.;
27.	Lodestone Management Consultants B.V.;
28.	Lodestone Management Consultants Ltda.;
29.	Lodestone Management Consultants Sp. z.o.o.;
30.	Lodestone Management Consultants Portugal, Unipessoal, Lda.;
31.	Lodestone Management Consultants S.R.L..;
32.	Lodestone Management Consultants Pte. Ltd.;
33.	Lodestone Management Consultants SAS;
34.	Lodestone Management Consultants s.r.o.;
35.	Lodestone Management Consultants GmbH, (Germany);
36.	S.C.Lodestone Management Consultants S.R.L.;
37.	Lodestone Management Consultants Co. Ltd;
38.	Infosys Limited Employees’ Welfare Trust; and
39.	Infosys Science Foundation.

(ii)	have been presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and
(iii)	give a true and fair view of the consolidated net profit and other financial information for the quarter ended 31 December 2014 as well as the consolidated year to date results for the period from 1 April 2014 to 31 December 2014.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the consolidated number of shares as well as percentage of shareholdings in respect of aggregate amount of consolidated public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co. LLP
Chartered Accountants
Firm’s registration number: 101248W/ W-100022

Akhil Bansal
Partner
Membership number: 090906

Bangalore

9 January 2015